Exhibit 99.1

AD HOC RELEASE

Fresenius Medical Care AG & Co. KGaA: Favorable settlement agreement with U. S. government with positive earnings impact of approx. EUR 175 million – 2023 earnings outlook raised

Bad Homburg, November 21, 2023. Fresenius Medical Care AG & Co. KGaA (the “Company”) through its subsidiary Fresenius Medical Care Holdings, Inc. (“FMCH”) resolved a legal dispute with the U.S. government, for accounts receivable in legal dispute, and entered into a final and legally binding settlement agreement today, whereby the Company will receive a payment from the U.S. government.

As disclosed in the Company’s most recent nine months financial report dated November 2, 2023, certain subsidiaries of FMCH had filed a complaint against the United States on June 28, 2019. This complaint sought to recover monies owed to them by the U.S. Department of Defense under the Tricare program, for services on or before January 11, 2023. The now executed settlement agreement resolves the dispute underlying the complaint and concludes the litigation.

As a consequence of the settlement agreement, both revenue and operating income will be positively impacted. In previous reporting periods, the negative impact related to this matter had not been treated as special item due to its operational nature. The Company therefore expects a net positive impact on operating income (guidance basis) of approx. EUR 175 million in the 4th quarter 2023.

The Company had previously expected in fiscal year 2023 operating income (guidance basis) to grow by a low single-digit percentage rate, compared to previous year (2022 basis: EUR 1,540 million).

As a consequence of the settlement agreement, Fresenius Medical Care has decided today to raise its earnings outlook. The Company now expects operating income (guidance basis) to increase by 12 to 14 percent in fiscal year 2023, compared to previous year.

All other elements of the 2023 outlook, as published, remain unchanged.

Note: Revenue and operating income, as referred to in the outlook, are both on a constant currency basis and excluding special items. Special items will be provided as separate KPI (“Revenue excluding special items”, “Operating income excluding special items”) to capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.

For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement, and the net gain related to InterWell Health. Additionally, the basis (FY 2022) for the 2023 outlook was adjusted for Provider Relief Funding. For FY 2023, special items include costs related to the FME25 program, the Humacyte investment remeasurement, the costs associated with the legal form conversion and effects from legacy portfolio optimization.